April 15, 2014

VIA EDGAR AND FEDEX

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 HCP, Inc.

Form 10-K for fiscal year ended December 31, 2013

Filed on February 11, 2014

File Number: 001-08895

Dear Ms. Monick:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 9, 2014. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print. References to “we”, “our” or the “Company” in this response are to HCP, Inc.

Form 10-K for the year ended December 31, 2013

Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-8

(7) Loans Receivable, page F-23

1.              We note your response to prior comment one. We continue to be unclear how you have complied with paragraph 29b of ASC 310-10-50.

Response: We respectfully advise the Staff that our finance receivables consist of six direct financing leases (“DFLs”) and 10 loans, which are individually subjected to credit quality review quarterly or more often when the circumstances warrant. As of December 31, 2013, in Note 6, we identified that a Senior Housing DFL, with a carrying amount of $376 million, was placed on non-accrual status and accounted for on a cash basis; we internally identify this DFL as a “Watch List” finance receivable; all other DFLs disclosed in Note 6 were identified as “Performing.” As of December 31, 2013, in Note 7, we identified that our Delphis Loan, with a carrying amount of $18 million, had been placed on cost-recovery; we internally identify this loan as a “Workout” finance receivable; all other loans disclosed in Note 7 were identified as “Performing.” In future filings, to clarify our disclosures related to paragraph 29b of ASC 310-10-50, we will add the following:

Addition to Note 2:

In connection with the quarterly loan and DFL (“Finance Receivables”) review process, these Finance Receivables are assigned an internal rating of Performing, Watch List or Workout. Finance Receivables that are deemed Performing meet all present contractual obligations and collection of all amounts owed is reasonably assured. Watch List Finance Receivables meet all present contractual obligations; however, the timing and/or collection of all amounts owed may not be reasonably assured. Workout Finance Receivables are defined as DFLs or loans where the Company has determined, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement.

Addition to Note 6 (DFLs):

The following table summarizes the Company’s internal ratings for net investment in DFLs at March 31, 2014 (in thousands):

	Carrying	Percentage of DFL	Internal Ratings
Investment Type	Amount	Portfolio	Performing DFLs	Watch List DFLs	Workout DFLs

Senior housing	$1,484,656	21	$1,111,264	$373,392	$—
Post-acute/skilled nursing	5,581,853	77	5,581,853	—	—
Hospital	123,891	2	123,891	—	—
	$7,190,400	100	$6,817,008	$373,392	$—

Addition to Note 7 (Loans):

The following table summarizes the Company’s internal ratings for loans receivable at March 31, 2014 (in thousands):

	Carrying	Percentage of Loan	Internal Ratings
Investment Type	Amount	Portfolio	Performing Loans	Watch List Loans	Workout Loans

Real estate secured	$152,759	41	$152,759	$—	$—
Other secured	218,413	59	200,342	—	18,071
	$371,172	100	$353,101	$—	$18,071

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5137.

Very truly yours,

/s/ TIMOTHY M. SCHOEN
Timothy M. Schoen
Executive Vice President and
Chief Financial Officer

cc:	James W. Mercer, Esq.
Scott A. Anderson
Jose M. Castro
Troy E. McHenry, Esq.